

SEMI-ANNUAL REPORT

The 57th Term April 1, 2004 through September 30, 2004

ARISAWA MANUFACTURING CO., LTD.

301-046

TABLE OF CONTENTS

Page Number

Cover Page

Type of Submitted Document:	Semi-Annual Report
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	December 22, 2004
Interim Fiscal Term:	During the 57th Term (from April 1, 2004 to September 30, 2004)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Manufacturing Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, President and Chief Executive Officer
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5126
Contact Person:	Kouji Ohta, General Control, General Affairs Department
Nearest Liaison Office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
Telephone Number:	(03) 3861-1110
Contact Person:	Hideo Koike, General Affairs Group, Tokyo Branch Office
Places where Copies of Semi-Annual Report Are Available for Public Inspection:	Arisawa Manufacturing Co., Ltd., Tokyo Branch Office 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo Arisawa Manufacturing Co., Ltd., Osaka Branch Office Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

1. General Conditions of Business

1. Changes in Principal Business Indicators, etc.

(1) Consolidated Business Indicators, etc.

Term	First half of 55th term	First half of 56th term	First half of 57th term	55th term	56th term
Accounting Period	From April 1, 2002 to September 30, 2002	From April 1, 2003 to September 30, 2003	From April 1, 2004 to September 30, 2004	From April 1, 2002 to March 31, 2003	From April 1, 2003 to March 31, 2004
Sales (¥ millions)	16,906	22,393	31,948	37,004	48,629
Ordinary profits (¥ millions)	2,160	3,800	6,546	5,276	8,345
Net profits for 6 months (or year) (¥ millions)	1,321	2,169	4,106	3,119	5,150
Net assets (¥ millions)	27,634	31,693	37,920	29,314	35,101
Total assets (¥ millions)	40,804	47,787	60,171	44,712	53,410
Net asset per share (¥)	1,032.90	1,064.41	1,151.12	1,092.69	1,174.57
Earnings per share for 6 months (or year) (%)	49.41	73.25	124.75	115.15	173.17
Fully diluted earnings per share for 6 months (or year) (¥)	48.97	72.72	123.56	114.96	171.78
Net worth ratio (%)	67.7	66.3	63.0	65.7	65.7
Cash flows from operating activities (¥ millions)	2,845	2,398	4,430	6,783	5,934
Cash flows from investing activities (¥ millions)	336	Δ4,049	Δ2,927	Δ5,381	Δ6,914
Cash flows from financing activities (¥ millions)	Δ480	Δ440	Δ1,180	Δ799	Δ285
Balance of cash or cash equivalents at the end of interim period or end of year (¥ millions)	7,943	3,679	4,827	5,773	4,503
Number Of Employees	858	912	1,008	881	954

Note: Consumption tax not included in sales amounts.

(2) Business Indicators of the Company

Term	First half of 55th term	First half of 56th term	First half of 57th term	55th term	56th term
Accounting Period	From April 1, 2002 to September 30, 2002	From April 1, 2003 to September 30, 2003	From April 1, 2004 to September 30, 2004	From April 1, 2002 to March 31, 2003	From April 1, 2003 to March 31, 2004
Sales (¥ millions)	15,661	20,723	30,143	34,594	45,267
Ordinary profits (¥ millions)	1,884	3,251	5,690	4,552	7,252
Net income for 6 months (or year) (¥ millions)	1,072	1,744	3,437	2,469	4,271
Capital Stock (¥ millions)	6,337	6,698	6,882	6,378	6,802
Total Number Of Shares Issued And Outstanding (1,000 Shares)	26,760	29,796	32,977	26,801	29,903
Net Assets (¥ millions)	23,802	26,940	31,778	25,015	29,636
Total Assets (¥ millions)	35,402	42,051	52,574	39,185	46,744
Dividends per share for 6 months (or year) (¥)	—	—	—	23.00	43.00
Net Worth Ratio (%)	67.2	64.1	60.4	63.8	63.4
Number Of Employees	588	642	749	603	662

Note: Consumption tax not included in sales amounts.

2. Business Lines

There has been no material change in information regarding Business Lines of our group (the Company and its affiliated companies) during the current interim consolidated accounting period.

3. State of Affiliated Companies

There were no significant changes in the affiliated companies during the current interim consolidated accounting period.

4. State of Employees

(1) State of Consolidated Companies

(as of September 30, 2004)

Business Segments	Number of employees
Operation of manufacture and sales of industrial materials etc.	996
Other operations	12
Total	1,008

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) State of the Submitting Company

(as of September 30, 2004)

Number of Employees	749

Notes: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(3) Labor Union

There is no material matter concerning the labor-management relationship.

2. Condition of Business

1. Outline of Business Performance, etc.

(1) Performance

The economic situation during the interim consolidated accounting period, while the employment situation and individual consumption continued to be sluggish, has been on the trend of recovery due to an increase in exports and capital investment as a result of a recovery in the performance of enterprises.

In the industries in which our corporate group (the Company, consolidated subsidiaries and the companies covered by the equity method) is involved, in the field of electronic materials, information related equipment and digital home electric appliances achieved growth and in the field of display materials, rear-projection TVs and liquid crystal projectors have progressed favorably.

In the said environment, our corporate group made efforts at timely capital investment and speed-up of development of new products as well as streamlined management resources and promoted thorough cost reductions.

As a result, our performance during the current interim consolidated accounting period amounted to sales of ¥31,948 million, representing an increase of 42.7% over the previous interim consolidated accounting period. Ordinary profits rose by 72.2% over the previous interim consolidated accounting period, to ¥6,546 million as a result of factors such as the capacity utilization effect by an increase in sales. Interim net profits increased by 89.3% over the previous interim consolidated accounting period, to ¥4,106 million.

Performance of segments by type of business were as follows.

1) Business of Manufacture and Sales of Industrial-Use Materials, etc.

In the field of electronic materials our business of manufacturing and sales of industrial and other materials, net sales increased by 55.7% from the previous interim consolidated accounting period to ¥15,895 million due to an increase in demand (amount of orders received increased by 60.3% to ¥13,674 million and production output increased by 49.0% from the previous interim consolidated accounting period on a simplified basis for the submitting company) for flexible printed board materials for such electronics devices as mobile phones, digital cameras, DVD drives, etc.

In the field of display materials, net sales increased by 51.2% from the previous interim consolidated accounting period to ¥11,055 million as a result of the increase in demand for Fresnel lenses (amount of orders received increased by 98.0% to ¥10,211 million and production output increased by 78.0% from the previous interim consolidated accounting period on a simplified basis for the submitting company) due to the growth of rear-projection TVs.

In the field of electric insulation materials, net sales increased by 12.8% from the previous interim consolidated accounting period to ¥1,602 million due to the increase in capital investment.

In the field of industrial-use structural materials and related products, net sales decreased by 1.9% from the previous interim consolidated accounting period to ¥3,078 million as a result of a decrease in sales of FRP pipes for seawater desalination equipment, etc.

As a result, overall sales increased by 43.3% over the previous interim consolidated accounting period, to ¥31,632 million and operating profit reached ¥5,741 million, which was an increase of 72.0% over the previous interim consolidated accounting period.

2) Other Business

While driving ranges experienced poor growth and sales of sports recreation equipment were sluggish due to the stagnate sales at large retailing shops, the group made efforts to streamline management, including cost reductions to respond to the said situation.

As a result, net sales decreased by 4.8% from the previous interim consolidated accounting period to ¥325 million, but operating profit recorded an increase of 17.9% to ¥21 million over the previous interim consolidated accounting period.

The category for regional segments does not apply as our corporate group only engages in business within Japan.

It should also be noted that the amounts of sales, orders and the like stated in this section do not include the amount of consumption and local consumption tax, etc.

(2) Cash Flows

Cash and cash equivalents (hereinafter referred to as "Funds") during the current interim consolidated accounting period increased by ¥1,148 million (an increase of 31.2% from the previous interim consolidated accounting period) from the end of the previous interim consolidated accounting period to ¥4,827 million at the end of the current interim consolidated accounting period due to a large increase of ¥6,507 million in interim net profit before taxes (an increase of 87.9% from the previous interim consolidated accounting period).

The following is the status and factors of each of the cash flow categories during the current interim consolidated accounting period.

(Cash Flow from Operating Activities)

Cash inflow from operating activities was ¥4,430 million (an increase of 84.7% over the previous interim consolidated accounting period) as a result of an increase in interim net profit before taxes due to a business expansion in the field of electronic materials and display materials.

(Cash Flow From Investing Activities)

Cash outflow from investment activities was ¥2,927 million (a decrease of 27.7% over the previous interim consolidated accounting period) due to expenses of ¥2,447 million in connection with the acquisition of tangible fixed assets (a decrease of 26.8% over the previous interim consolidated accounting period).

(Cash Flow from Financing Activities)

Cash outflow from financing activities was ¥1,180 million (an increase of 168.2% over the previous interim consolidated accounting period) due to the payment of dividends of ¥1,282 million (an increase of 108.5% over the previous interim consolidated accounting period), while income from issuance of shares was recorded as a result of effectuation of stock options.

2. Manufacturing, Orders and Sales

The group (the Company and its consolidated subsidiaries. The same shall apply hereinafter.) has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate production volume or order volume in monetary amounts or quantities for each segment by type of business.

For this reason we have indicated the relationships for performance for each segment by type of business in "1. Outline of Business Performance, etc.," with respect to the status of manufacturing, orders and sales.

The following states the percentages of sales by major customer and percentage of total sales during the previous interim consolidated accounting period and the current interim consolidated accounting period.

Customer	Previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)		Current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	
	Amount (thousands of yen)	Ratio (%)	Amount (thousands of yen)	Ratio (%)
Sumitomo Shoji Plastics	6,401,099	28.6	10,189,056	31.9
Kuraray	2,292,699	10.2	3,775,288	11.8
Toppan Printing	1,086,156	4.9	3,525,231	11.0
Tomen Corporation	2,767,997	12.4	2,340,630	7.3

Note: The amounts in the above table do not include consumption tax.

3. Issues Requiring Attention by the Company

There are no material changes regarding subjects that must be dealt with by the group during the current interim consolidated accounting period.

4. Important Agreement, etc., for Operation

No applicable matters.

5. Research and Development Activities

Our group's research and development activities involve the business of manufacturing and selling industrial materials. Most of the research and development activities are conducted by the submitting company, which works to develop technologies for its manufacturing divisions and its consolidated subsidiaries. As a technology development company we are constantly pursuing research and development of new technologies and products which directly meet the needs of users, mainly in the fields of electronic materials, display materials and compound materials.

Examples of electronic materials include fiberglass cloths for printed circuit boards, pre-preg for special printed circuit boards, FPC, and flexible printed board materials. Examples of display materials include large Fresnel lenses for rear projection TVs, anti-reflective plates, and materials related to three-dimensional images; while for compound materials examples include materials related to super-conductivity, materials for aircraft interiors, electrical insulation materials and materials related to electronics equipment.

In order to adapt to rapid changes in markets that have taken place in recent years and to carry out product development in a timely manner at an early stage, the technology division works to invest its resources affirmatively concentrating on growth sectors, based on a flexible organization, to launch new products, to incubate the next generation of products, to promote technologies that offer a future, and to improve basic technology.

As of the end of the interim consolidated fiscal period we had 156 personnel involved in research and development activities, and our research and development expenses during this period amounted to ¥1,397 million.

The following are major research achievements in our manufacturing and sales of industrial materials during the current interim consolidated fiscal period.

- Development of Materials for New Grade Two-Layered Flexible Printed Boards

  CCL of two-layered boards consisting of copper leafs and a polyimide structure without adhesives have increased the shipment volume, focusing on the use of the periphery of PDP and LCD, which requires higher density mounting and micro processing, by making differentiation from the products of other companies through development of high adhesiveness, reduction of size variance and thinner coating. We will aim at further expansion, including three-layered CCL as a general FPC materials manufacturer by developing products conforming to the needs of the market.

- Development of Flex Rigid/Multi-Layered Flexible Board Use Materials

  Utilizing our unique cloth fabrication, coating and forming technology, we have developed materials making the most of our superiority as a general FPC materials manufacturer of flex to rigid materials (cover lays, boards, adhesive sheets, pre-pregs, etc.). In particular, as we have actively promoted research and development of flex rigid/multi-layered flexible board materials, the demand for which is now increasing, we have arranged product line differentiation that can respond to a wide variety of customer needs, including from general type and halogen free type, to thinner print boards consisting of ultra-thin materials and superior reliability with multi-layered composition, with uses for mobile electronic devices continuing to expand.

- Higher Performance of Fresnel Lens

  As rear-projection TVs have rapidly been shifting to micro display (MD) devices from CRTs, we have been developing Fresnel lenses with higher performance in order to respond to changes in the market to the MD method. As a high rigid screen is required, we have developed high precision, high quality Fresnel lenses with little distortion by carrying out improvement in materials and started to place these materials on the market.

- Development of High-Contrast Reflection Mode Screens

  At "CEDIA-2004," which was held in Indianapolis, Indiana, in the U.S.A. in September 2004, the Company announced two types of products. One was the reflection mode rolling-up screen, using our unique Nexy films, and the other was a prism type screen, corresponding to short focus projectors. Either screen can project high contrasted images in a bright room. In particular, the former screen has a roll-up type feature, which is superior in portability, and the latter has a feature that uneven brightness, which was a problem of previous screens when a short focus projector was used, has been largely improved. Response was very good and it is expected to develop in the US market.

- Development of Epoxy Acrylate Pre-Preg

  Epoxy resin has previously been used for matrix resin of pre-pregs. While epoxy resin shows high physicality, it has some problems such as the long time required for hardening and instability in preservation. Epoxy acrylate pre-preg currently developed offers superior quality to existing epoxy resin in its shorter hardening time and improved stability in preservation and it is expected to develop in the future for uses in sports and automobiles, which require shorter forming times.

3. State of Facilities

1. State of Major Facilities

There was no significant change in major facilities during the present interim consolidated accounting period.

2. Plan of New Installation and Retirement, etc., of Facilities

(1) The following are major changes in connection with adding or refurbishing significant facilities during the interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year:

1) New Facilities

Regarding new installation of display materials manufacturing facilities of the submitting company in the business of manufacture and sale of industrial materials, partial revision was made in the investment plan, which was changed to ¥320 million from the initial plan of ¥191 million for the Nakatahara Factory due to a revision in our demand forecast.

For the Nakatahara Nishi Factory, start of construction was changed to December 2004 from May 2004 and the scheduled completion date was changed to March 2005 from September 2004.

2) Refurbishing

There are no new plans for refurbishing during the present interim consolidated accounting period.

(2) The following are major completed new or refurbished facilities during the interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year.

1) New Facilities

New installation of display materials manufacturing facilities at the Minami Honcho Factory of the submitting company in the business of manufacture and sale of industrial materials was completed in June 2004 and has started operations. In this connection, the total investment amount largely exceeded the initial plan of ¥940 million to reach ¥1,310 million due to a revision in our demand forecast.

Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

2) Repair

Repair of electronic materials manufacturing facilities of Arisawa Fiber Glass Co., Ltd., a consolidated subsidiary, in the business of manufacture and sale of industrial materials, was completed in September 2004 and has started operations.

This repair did not affect the production capacity.

(3) The following constitutes new plans for significant facilities which have newly determined in the interim consolidated accounting period.

1) New Facilities

Company name Name of production center	Location	Name of segment by type of business	Nature of facilities	Projected total investment (¥1,000)	Existing payments (¥1,000)	Method of funding	Projected starting date	Projected completion date	Increased capacity after completion
Submitting company: Nakatahara Factory	Joetsu-city Niigata	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities	147,786	78,069	Internal funding	May 2004	January 2005	(Note 2)
			Display materials manufacturing facilities	594,000	389,082		July 2004	November 2004	
Nakatahara Nishi Factory			Display materials manufacturing facilities	229,430	151,301		June 2004	November 2004	

2) Repair

Company name Name of production center	Location	Name of segment by type of business	Nature of facilities	Projected total investment (¥1,000)	Existing payments (¥1,000)	Method of funding	Projected starting date	Projected completion date	Increased capacity after completion
Submitting company: Minami Honcho Factory	Joetsu-city Niigata	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities	255,110	36,207	Internal funding	June 2004	December 2004	(Note 2)

Note: 1. The projected investment amount does not include consumption tax or local consumption tax, etc.

2. Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

4. State of the Submitting Company

1. State of Equity Shares, etc.

(1) Total Number of Shares, etc.

1) Total number of shares

Class	Authorized number of shares to be issued
Common Stock	57,000,000
Total	57,000,000

Note: Articles of Incorporation stipulate the following.
The authorized number of shares to be issued is 57,000,000. Retirement of shares, however, will decrease this number proportionately.

2) Shares issued

Class	Number of shares issued and outstanding At the end of the interim accounting period (as of September 30, 2004)	Number of shares issued and outstanding As of date submitted (as of December 22, 2004)	Name of stock exchange where listed or securities dealers association where registered	Contents
Common Stock	32,977,881	33,038,381	Tokyo Stock Exchange (Market First Section)	—
Total	32,977,881	33,038,381	—	—

Note: In the column of "Number of shares issued and outstanding as of date submitted," the number of shares issued as a result of exercising the right to subscribe for new shares (including the exercise of the preemptive right under Paragraph 1 of the previous Article 280-19 of the Commercial Code) from December 1, 2004 to the date of submission of this interim report is not included.

(2) State of New Share Subscription Rights, etc.

Resolution made on June 29, 2000 (New share subscription rights in accordance with Paragraph 1 of the previous Article 280-19 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2004)	At the end of the previous month of the submission date (as of November 30, 2004)
Number of new share subscription rights	—	—
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	53,900	45,500
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,059	Same as on the left.
Exercise period of the new share subscription rights	June 30, 2002 through June 29, 2005	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 2,059 Paid-in Capital Amount 1,030	Same as on the left.
Terms and conditions to exercise the new share subscription rights	A person who is granted new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to new share subscription rights.	Same as on the left.

Resolution made on June 28, 2001 (New share subscription rights in accordance with Paragraph 1 of the previous Article 280-19 of the Commercial Code.)

	At the end of the interim accounting period (as of September 30, 2004)	At the end of the previous month of the submission date (as of November 30, 2004)
Number of new share subscription rights	—	—
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	57,100	54,000
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,654	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2003 through June 30, 2006	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 1,654 Paid-in Capital Amount 827	Same as on the left.
Terms and conditions to exercise the new share subscription rights	A person who is granted new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to new share subscription rights.	Same as on the left.

Resolution made on June 28, 2002 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2004)	At the end of the previous month of the submission date (as of November 30, 2004)
Number of new share subscription rights	2,500	2,010
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	250,000	201,000
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,918	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2004 through June 30, 2007	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 1,918 Paid-in Capital Amount 959	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 27, 2003 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2004)	At the end of the previous month of the submission date (as of November 30, 2004)
Number of new share subscription rights	2,866	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	286,600	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	3,249	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2005 through June 30, 2008	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 3,249 Paid-in Capital Amount 1,625	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 29, 2004 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2004)	At the end of the previous month of the submission date (as of November 30, 2004)
Number of new share subscription rights	2,334	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	233,400	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	4,832	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2006 through June 30, 2009	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 4,832 Paid-in Capital Amount 2,416	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

(3) The Change in Total Number of Shares Issued, Capital, etc.

Date	Number of shares issued and outstanding		Capital (thousands of yen)		Capital reserves (thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
April 1, 2004 through September 30, 2004 *1	84,400	29,987,565	79,426	6,882,063	79,410	5,994,118
May 20, 2004 *2	2,990,316	32,977,881	—	6,882,063	—	5,994,118

Note: 1. *The increase is due to the exercise of the right to subscribe for new shares (including the increase by the exercise of the preemptive right under Paragraph 1 of the previous Article 280-19 of the Commercial Code).*

2. *1 for 1.1 split was made for shares held by shareholders registered on the shareholders' registry and the effective shareholders' registry at the end of March 31, 2004.*

(4) State of Major Shareholders

As of September 30, 2004

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome Chuo-ku, Tokyo	2,978,800	9.03
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	2,798,000	8.48
The Master Trust Bank of Japan, Ltd. (Employee retirement funds account/ Asahi Glass Company's Account) *1	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,795,204	5.44
Mitsubishi Gas Chemical Co., Ltd. *2	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,338,333	4.06
Hachijuni Bank, Ltd.	178-8, Nakagosho Okada Nagano-city, Nagano	909,937	2.76
Eiichi Arisawa	3-11-44 Nishishiro-cho, Joetsu City, Niigata Prefecture	717,042	2.17
The Chase Manhattan Bank NA, London SL Omnibus Account (Standing agent: The Mizuho Corporate Bank, Ltd., Kabuto-cho Custody office)	Woolgate House, Coleman Street, London U.K. (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	699,163	2.12
State Street Bank & Trust Company (Standing agent: The Mizuho Corporate Bank, Ltd., Kabuto-cho Custody office)	Boston, Massachusetts, U.S.A. (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	653,300	1.98
Arisawa Kenko Ltd.	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture	649,035	1.97
The Daishi Bank, Ltd. Investment Account	1071-1 Higashiborimae-dori 7-Bancho, Niigata-shi, Niigata	571,725	1.73
Total	—	13,110,539	39.76

Note: 1. *1,795,204 shares held by the Master Trust Bank of Japan, Ltd. (Employee Retirement Funds Account/ Asahi Glass Company's Account) are the trust assets of retirement benefits trust entrusted to the Bank by Asahi Glass Company and the right to provide instruction for the exercise of voting rights is reserved for Asahi Glass Company.*

2. *Shares held by Mitsubishi Gas Chemical Co., Ltd. include 878,460 shares contributed by Mitsubishi Gas Chemical Co., Ltd. to the trust assets of retirement benefits trust (the name in the register of shareholders is "The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust Account/ Mitsubishi Gas Chemical Co., Ltd. Account).*

(5) State of Voting Rights

1) Shares issued and outstanding

As of September 30, 2004

Category	Number of Shares	Number of Rights	Remarks
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	Common Stock 35,400	—	—
Shares with full voting rights (others)	Common Stock 32,840,000	328,400	—
Odd stocks	Common Stock 102,481	—	—
Total number of shares issued and outstanding	32,977,881	—	—
Total number of voting rights of shareholders	—	328,400	—

Note: *500 shares and 5 rights held in the name of Securities Holding and Transfer Authorities are included in Number of Shares and Number of Rights of Shares with Full Voting Rights (Others), respectively.*

2) Treasury Stocks, etc.

As of September 30, 2004

Full name or corporate name, etc., of holder		Number of shares held			Ratio of shares held to total number of shares issued and outstanding (%)
Full name or corporate name	Address	In own name	In other's name	Total	
Arisawa Manufacturing Co., Ltd.	5-5 Minami Honcho1-chome, Joetsu-shi, Niigata Prefecture	35,400	—	35,400	0.11
Total	—	35,400	—	35,400	0.11

2. Share Price Movement

The highest/lowest share prices during the current interim accounting period:

Month	April 2004	May 2004	June 2004	July 2004	August 2004	September 2004
High (¥)	5,430	5,080	5,170	5,210	4,720	4,690
Low (¥)	3,960	4,320	4,420	4,470	4,000	4,180

Note: *Highest and lowest share prices are those on the 1st Section of Tokyo Stock Exchange Co., Ltd.*

3. State of Directors

There are no changes to Directors from the date of submission of Securities Report for the previous fiscal year through the date of submission of the current Semi-Annual Securities Report.

5. State of Accounting

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

(1) The interim consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" (Ministerial Ordinance No. 24 of the Ministry of Finance of 1999; hereinafter referred to as "Regulations of Interim Consolidated Financial Statements").

Furthermore, the interim consolidated financial statements of the Company for the previous interim consolidated accounting period (From April 1, 2003 to September 30, 2003) were prepared in compliance with the Regulations of Interim Consolidated Financial Statements that had been in effect before the amendment, while the interim consolidated financial statements for the current interim consolidated accounting period (From April 1, 2004 to September 30, 2004) have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements that have been in effect since the amendment.

Provided, that during the current interim consolidated accounting period (from April 1, 2004 to September 30, 2004), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements before the amendment in accordance with the Supplemental Rules, paragraph 3, proviso of "Ordinance of Cabinet Office Amending Part of the Rules, etc., concerning Terms and Preparation Method of Financial Statements, etc." (Ordinance of Cabinet Office, No. 5, as of January 30, 2004).

(2) The interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements" (Ministerial Ordinance No. 38 of the Ministry of Finance of 1977; hereinafter referred to as "Regulations of Interim Financial Statements").

Furthermore, the interim financial statements of the Company for the previous interim accounting period (From April 1, 2003 to September 30, 2003) were prepared in compliance with the Regulations of Interim Financial Statements that had been in effect before the amendment, while the interim financial statements for the current interim accounting period (From April 1, 2004 to September 30, 2004) have been prepared in compliance with the Regulations of Interim Financial Statements that have been in effect since the amendment.

Provided, that during the current interim accounting period (from April 1, 2004 to September 30, 2004), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements before the amendment in accordance with the Supplemental Rules, paragraph 3, proviso of "Ordinance of Cabinet Office Amending Part of the Rules, etc., concerning Terms and Preparation Method of Financial Statements, etc." (Ordinance of Cabinet Office, No. 5, as of January 30, 2004).

2. Certification of Auditing

Based on the provisions of Article 193-2 of the Securities and Exchange Law, the interim consolidated financial statements and the interim financial statements of the Company for the previous interim consolidated accounting period (from April 1, 2003 to September 30, 2003) and the previous interim accounting period (from April 1, 2003 to September 30, 2003), as well as the interim consolidated financial statements and the interim financial statements of the Company for the current interim consolidated accounting period (from April 1, 2004 to September 30, 2004) and the current interim accounting period (from April 1, 2004 to September 30, 2004) were subject to an interim audit by Shin Nihon & Co., respectively.

1. Interim Consolidated Financial Statements, etc.

(1) Interim Consolidated Financial Statements

1) Interim Consolidated Balance Sheet

(in thousands of yen)

Item	Note	At the end of the previous interim consolidated accounting period (as of September 30, 2003)			At the end of the current interim consolidated accounting period (as of September 30, 2004)			Summary of Interim Consolidated Balance Sheet of the previous consolidated fiscal year (as of March 31, 2004)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits			7,984,574			10,412,334			9,937,818	
2. Notes receivable & accounts receivable			9,847,890			14,014,091			11,078,677	
3. Securities			160,626			160,668			160,652	
4. Inventories			5,389,971			6,600,245			5,368,251	
5. Deferred tax assets			589,887			1,081,602			1,078,364	
6. Other			530,136			480,312			403,902	
Allowance for doubtful accounts			Δ22,476			Δ26,490			Δ21,327	
Total Current Assets			24,480,610	51.2		32,722,765	54.4		28,006,338	52.4
II. Fixed Assets										
1. Tangible Fixed Assets										
(1) Buildings & Structures	*1 *2	5,863,276			6,884,754			5,867,419		
(2) Machinery and equipment & delivery equipment	*1 *2	4,868,258			7,147,003			6,279,036		
(3) Land	*2	1,567,699			1,567,699			1,567,699		
(4) Others	*1 *2	2,791,809	15,091,044	31.6	2,154,651	17,754,108	29.5	2,721,712	16,435,869	30.8
2. Intangible fixed assets			62,602	0.1		138,713	0.2		154,637	0.3
3. Investments and other assets										
(1) Investment securities		7,691,425			9,066,359			8,409,763		
(2) Deferred tax assets		188,099			156,469			157,928		
(3) Others		298,289			355,954			267,506		
Allowance for doubtful accounts		Δ24,161	8,153,653	17.1	Δ22,861	9,555,922	15.9	Δ21,589	8,813,609	16.5
Total Fixed Assets			23,307,299	48.8		27,448,744	45.6		25,404,115	47.6
Total Assets			47,787,909	100.0		60,171,510	100.0		53,410,454	100.0

(in thousands of yen)

Item	Note	At the end of the previous interim consolidated accounting period (as of September 30, 2003) Amount	Ratio (%)	At the end of the current interim consolidated accounting period (as of September 30, 2004) Amount	Ratio (%)	Summary of Interim Consolidated Balance Sheet of the previous consolidated fiscal year (as of March 31, 2004) Amount	Ratio (%)
(Liabilities)							
I. Current Liabilities							
1. Notes payable & accounts payable		9,680,786		13,265,937		10,233,968	
2. Short-term loans	*2	229,000		196,000		196,000	
3. Income taxes, etc., payable		1,224,992		2,411,579		2,262,484	
4. Reserve for bonuses		1,562,267		2,747,499		1,853,978	
5. Other		2,989,183		3,326,338		3,356,640	
Total Current Liabilities		15,686,230	32.8	21,947,354	36.5	17,903,073	33.5
II. Fixed Liabilities							
1. Long term loans	*2	19,000		7,000		10,000	
2. Deferred tax liabilities		—		3,789		83,919	
3. Reserve for retirement allowance		238,006		35,505		154,614	
4. Reserve for officers' retirement bonus		130,974		—		136,816	
5. Consolidated adjustment account		4,817		3,746		4,281	
6. Other		15,336		253,640		15,938	
Total Fixed Liabilities		408,134	0.9	303,682	0.5	405,571	0.8
Total Liabilities		16,094,364	33.7	22,251,036	37.0	18,308,644	34.3
(Shareholders' Equity)							
I. Capital		6,698,400	14.0	6,882,063	11.4	6,802,636	12.7
II. Capital reserve		5,810,553	12.1	5,994,118	10.0	5,914,708	11.1
III. Earned surplus		18,949,807	39.7	24,748,003	41.1	21,931,537	41.1
IV. Other revaluation balance of securities		295,987	0.6	434,602	0.7	550,945	1.0
V. Exchange rate adjusting accounts		Δ8,604	Δ0.0	Δ25,912	Δ0.0	Δ37,079	Δ0.1
VI. Treasury Stocks		Δ52,598	Δ0.1	Δ112,403	Δ0.2	Δ60,939	Δ0.1
Total shareholders' equity		31,693,545	66.3	37,920,473	63.0	35,101,810	65.7
Total of liabilities, minority interest and shareholders' equities		47,787,909	100.0	60,171,510	100.0	53,410,454	100.0

2) Interim Consolidated Profit and Loss Statement

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)			The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)			Summary of interim consolidated profit and loss statement of the previous consolidated fiscal year (April 1, 2003 to March 31, 2004)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
I. Sales			22,393,065	100.0		31,948,404	100.0		48,629,342	100.0
II. Cost of Goods Sold			17,204,974	76.8		23,940,493	74.9		37,293,195	76.7
Gross Profit on Sales			5,188,090	23.2		8,007,911	25.1		11,336,147	23.3
III. Selling, General & Admin. Expenses										
1. Freight and packaging cost		397,004			559,087			828,356		
2. Wage allowances		316,998			294,894			971,217		
3. Transfer to reserve for bonus		363,890			542,458			400,511		
4. Transfer to retirement allowance		38,316			27,473			73,721		
5. Transfer to officers' retirement bonuses		8,790			3,320			27,972		
6. Transfer to allowance for doubtful accounts		—			10,408			—		
7. Other		710,153	1,835,153	8.2	818,828	2,256,472	7.1	1,502,158	3,803,938	7.8
Operating income			3,352,937	15.0		5,751,438	18.0		7,532,208	15.5
IV. Non-operating Income										
1. Interest received		10,855			11,197			24,310		
2. Dividend received		40,885			36,305			45,018		
3. Write-off of consolidated adjustment account		535			535			1,070		
4. Investment profit on equity method		450,815			671,661			897,443		
5. Others		104,338	607,430	2.7	165,432	885,132	2.8	308,848	1,276,691	2.6
V. Non-operating Expenses										
1. Interest paid		3,592			1,265			5,387		
2. Foreign exchange loss		56,057			—			98,778		
3. Compensation for insufficient payment		41,019			21,055			129,920		
4. Loss on disposal of inventories		—			—			110,447		
5. Rent payment		26,010			29,550			57,362		
6. Other		32,884	159,563	0.7	38,018	89,889	0.3	61,830	463,726	1.0
Ordinary Profit			3,800,804	17.0		6,546,681	20.5		8,345,173	17.1
VI. Extraordinary Profits										
1. Profit on sale of investment securities		—			—			156,744		
2. Profit on reversal of allowance for doubtful accounts		—	—	—	184	184	0.0	176	156,920	0.3

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)			The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)			Summary of interim consolidated profit and loss statement of the previous consolidated fiscal year (April 1, 2003 to March 31, 2004)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
VII. Extraordinary Losses										
1. Loss on sale of fixed assets	*1	—			24,662			—		
2. Valuation loss on investment securities		300,307			—			303,375		
3. Loss on depreciation of golf membership		—			10,310			—		
4. Other		36,358	336,666	1.5	4,020	38,993	0.1	34,543	337,919	0.7
Interim (current) net profits before taxes, etc.			3,464,137	15.5		6,507,872	20.4		8,164,174	16.7
Corporate income taxes, resident taxes and business taxes payable	*2	1,294,933			2,401,515			3,528,333		
Adjusted amount of corporate income taxes, etc.	*2	—	1,294,933	5.8	—	2,401,515	7.5	Δ515,092	3,013,240	6.1
Interim (current) net profits			2,169,204	9.7		4,106,357	12.9		5,150,934	10.6

3) Interim Consolidated Earned Surplus Statement

(in thousands of yen)

		The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)		The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)		Interim consolidated earned surplus statement of the previous consolidated fiscal year (April 1, 2003 to March 31, 2004)	
Item	Note	Amount		Amount		Amount	
(Capital Surplus)							
I. Capital surplus at start of term			5,491,071		5,914,708		5,491,071
II. Increase in capital surplus							
1. Issuance of new shares in connection with capital increase		319,481	319,481	79,410	79,410	423,637	423,637
III. Capital surplus at end of interim period (year)			5,810,553		5,994,118		5,914,708
(Earned Surplus)							
I. Earned surplus at start of term			17,437,129		21,931,537		17,437,129
II. Increase in earned surplus							
1. Interim (current) net profit		2,169,204	2,169,204	4,106,357	4,106,357	5,150,934	5,150,934
III. Decrease in earned surplus							
1. Dividends paid		616,236		1,284,863		616,236	
2. Officers' bonuses		40,290	656,526	5,028	1,289,891	40,290	656,526
IV. Earned Surplus at the end of interim period (year)			18,949,807		24,748,003		21,931,537

4) Interim Consolidated Cash Flow Statements

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003) Amount	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004) Amount	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2003 to March 31, 2004) Amount
I. Cash flows from operating activities:				
Interim (current) net profit before tax, etc.		3,464,137	6,507,872	8,164,174
Depreciation costs		841,904	1,214,141	1,988,868
Write-off of consolidated adjustment account		Δ535	Δ535	Δ1,070
Investment profit on equity method		Δ450,815	Δ671,661	Δ897,443
Profit on sale of fixed assets		—	24,662	258
New share issuance expenses		4,772	2,322	7,071
Loss on sale of tangible fixed assets		33,176	2,431	34,284
Valuation loss on investment securities		300,307	1,588	303,375
(Profit) or loss on sale of investment securities		3,182	—	Δ156,744
Depreciation loss on golf membership		—	10,310	—
(Profit) or loss on exchange		52,550	Δ5,604	97,364
Decrease in reserves for officers' retirement bonuses		Δ38,079	—	Δ32,236
Increase in reserves for bonuses		468,509	893,520	760,221
Decrease in reserves for retirement allowance		Δ53,705	Δ119,108	Δ137,098
Increase (decrease) in provisions for doubtful accounts		2,579	6,434	Δ1,141
Interest received and dividend received		Δ51,741	Δ47,502	Δ69,329
Interest paid		3,592	1,265	5,387
Increase in account receivables		Δ1,144,857	Δ2,942,987	Δ2,370,585
Increase in inventories		Δ1,155,972	Δ1,231,994	Δ1,134,252
Increase in purchase liabilities		1,249,965	3,031,968	1,803,147
Increase (decrease) in consumption tax, etc., payable		Δ55,072	92,392	25,425
Increase in other assets		Δ47,072	Δ174,028	Δ32,652
Increase (decrease) in other debts		507,499	Δ90,664	324,037
Officers' bonuses		Δ40,290	Δ5,028	Δ40,290
Subtotal		3,894,035	6,499,797	8,640,773

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003) Amount	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004) Amount	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2003 to March 31, 2004) Amount
Interest and dividends received		233,467	220,806	250,757
Interest paid		Δ3,241	Δ1,261	Δ5,045
Dispute settlement money paid		Δ52,145	—	Δ50,731
Corporate income tax, etc., payable		Δ1,673,802	Δ2,288,745	Δ2,901,522
Cash flows from operating activities		2,398,313	4,430,597	5,934,232
II. Cash flows from investing activities				
Disbursement for investments in fixed deposits		Δ2,770,000	Δ1,000,000	Δ5,770,000
Income from refund of fixed deposits		2,243,044	850,000	4,099,700
Expenses to acquire tangible fixed assets		Δ3,344,655	Δ2,447,967	Δ5,212,834
Income from sale of tangible fixed assets		—	20,675	308
Expenses to purchase investment securities		Δ165,232	Δ406,025	Δ491,704
Income from sale of investment securities		4,429	—	621,838
Lending expenses		Δ184,045	Δ40,000	Δ250,385
Income from loan collections		173,630	95,512	191,669
Others		Δ6,987	—	Δ103,438
Cash flows from investing activities		Δ4,049,817	Δ2,927,804	Δ6,914,846
III. Cash flows from financing activities				
Net decrease in short term loans		Δ417,000	—	Δ432,000
Expenses to repay long term loans		Δ12,000	Δ3,000	Δ39,000
Proceeds from equity issues		634,401	156,514	840,494
Expenses to acquire treasury stock		Δ30,514	Δ51,464	Δ38,854
Dividends paid		Δ615,234	Δ1,282,924	Δ615,944
Cash flows from financing activities		Δ440,346	Δ1,180,874	Δ285,304

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
		Amount	Amount	Amount
IV. Conversion differences of cash and cash equivalents		Δ1,689	2,615	Δ3,812
V. Increase (decrease) in cash and cash equivalents		Δ2,093,539	324,532	Δ1,269,731
VI. Cash and cash equivalents at start of term		5,773,168	4,503,437	5,773,168
VII. Cash and cash equivalents at end of interim period (year)		3,679,628	4,827,970	4,503,437

Basic Matters for Preparation of Interim Consolidated Financial Statements

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
1. Scope of consolidation (1) Number of consolidated subsidiaries: 7 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Optics Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. Myoko Shinko Co., Ltd. merged with Arisawa Polywork Co., Ltd., Yuai Sangyo, Ltd. and Arisawa Logistics, Ltd. in April, 2003 and the company name was changed to Arisawa Sogyo Co., Ltd.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. Myoko Shinko Co., Ltd. merged with Arisawa Polywork Co., Ltd., Yuai Sangyo, Ltd. and Arisawa Logistics, Ltd. in April, 2003 and the company name was changed to Arisawa Sogyo Co., Ltd. The submitting company merged by absorption with Arisawa Optics Co., Ltd. in February 2004.
(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Arisawa Sangyo Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. Arisawa P. G. Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (equity amount) and earned surplus (equity amount), etc., does not materially affect the interim consolidated financial statements.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Same as on the left. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Arisawa Sangyo Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. Arisawa P. G. Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (equity amount) and earned surplus (equity amount), etc., does not materially affect the interim consolidated financial statements.
2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation Colorlink Japan Co., Ltd.	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Same as on the left.	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Same as on the left.

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
(2) Because non-consolidated subsidiaries (Arisawa Sangyo Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the interim consolidated financial statements and have no significance as a whole in terms of interim net income or loss (equity amount) and earned surplus (equity amount), etc., if it is possible to exclude from application of the equity method, they have been excluded from application of the equity method.	(2) Same as on the left.	(2) Because non-consolidated subsidiaries (Arisawa Sangyo Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of net income or loss (equity amount) and earned surplus (equity amount), etc., if it is possible to exclude from application of the equity method, they have been excluded from application of the equity method.
(3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the consolidated interim settlement date.	(3) Same as on the left.	(3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.
3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the company for the interim period is July 31, 2003. However, in preparing these interim consolidated financial statements, the interim financial statements as of July 31, 2003 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates. In this connection, the closing date in the previous accounting period of Arisawa Polywork Co., Ltd. was January 31, 2003. In connection with the merger with Myoko Shinko Co., Ltd. in which the company name was changed to Arisawa Sogyo Co., Ltd., as the closing period was changed and the effect was slight, representation is made by including the accounting of the said company for two months from February, 2003 to March, 2003 in the current interim consolidated accounting period.	3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the company for the interim period is July 31, 2004. However, in preparing these interim consolidated financial statements, the interim financial statements as of July 31, 2004 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Fiscal year items for consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the company is the end of January. However, in preparing these consolidated financial statements, the financial statements as of January 31 are used for the company, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates. In this connection, the closing date in the previous accounting period of Arisawa Polywork Co., Ltd. was January 31, 2003. In connection with the merger with Myoko Shinko Co., Ltd. in which the company name was changed to Arisawa Sogyo Co., Ltd., as the closing period was changed and the effect was slight, representation is made by including the accounting of the said company for two months from February, 2003 to March, 2003 in the current consolidated accounting period.

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Securities held to maturity Amortized cost method (straight line method) Other securities Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but two of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years 2) Depreciation method for intangible fixed assets: The straight line method is adopted. However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities — Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left.	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities — Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left.

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
(3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period is booked as reserve based on estimation. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses Same as on the left. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥29,886 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
4) Reserve for Officers' Retirement Bonuses (a) The Company In order to prepare for officers' retirement bonuses, the amount to be paid to officers upon their retirements by the end of the interim consolidated accounting period pursuant to internal rules is appropriated. (b) Subsidiary Companies —	4) Reserve for Officers' Retirement Bonuses (a) The Company In preparation for expenses of officers' retirement bonuses, the Company has appropriated a reserve for the required payment under the by-laws, but by a resolution adopted at the 56th general meeting of shareholders, the Company abolished the officers' retirement bonuses in June 2004. Officers' retirement bonuses for the period of service until June 2004 shall be paid at the time of retirement of each officer and are included in "Other" of Fixed Liabilities. (b) Subsidiary Companies —	4) Reserve for Officers' Retirement Bonuses (a) The Company In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements by the end of the term pursuant to the internal rules is appropriated. (b) Subsidiary Companies —
(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim consolidated accounting period, and the difference in conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Same as on the left.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate at the end of the term, and the difference in conversion is entered as income or loss.
(5) Treatment of important leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of important leasing transactions Same as on the left.	(5) Treatment of important leasing transactions Same as on the left.
(6) Method of accounting for major hedges 1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left.

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both. (7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. 2) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses. 5. Scope of funds in interim consolidated cash flow statements The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuation, and will reach maturity dates within 3 months from the dates on which they are acquired.	4) Method of evaluating the effectiveness of hedging Same as on the left. (7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets Same as on the left. 2) Accounting treatment of consumption tax, etc. Same as on the left. 5. Scope of funds in interim consolidated cash flow statements Same as on the left.	4) Method of evaluating the effectiveness of hedging Same as on the left. (7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets Same as on the left. 2) Accounting treatment of consumption tax, etc. Same as on the left. 5. Scope of funds in consolidated cash flow statements Same as on the left.

Changes in Method of Notation

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)
(Interim Consolidated Profit and Loss Statement) As Loss on sale of fixed assets in Extraordinary Losses (for the current interim consolidated accounting period, ¥33,176,000) was less than 10 of 100 of Extraordinary Losses, it was indicated in "Other" of Extraordinary Losses.	—
—	(Interim Consolidated Profit and Loss Statement) 1. "Transfer to allowance for doubtful accounts" in Selling, General & Admin. Expenses have been included in "Other" of Selling, General & Admin. Expenses until the previous interim consolidated accounting period, but it was described separately for the current interim consolidated accounting period as it became large. In this connection, the amount of "Transfer to allowance for doubtful accounts" for the previous interim consolidated accounting period was ¥2,125 thousand. 2. As "Valuation loss on investment securities" in Extraordinary Losses (for the current interim consolidated accounting period, ¥1,588 thousand), which has been separately described until the previous consolidated accounting period, was less than 10 of 100 of Extraordinary Losses, it was included in "Other" of Extraordinary Losses.

Additional Information

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
—	(Indication in the statement of income of the portion of pro forma standard taxation in corporate enterprise taxes) From the current interim consolidated accounting period, in compliance with the Practice Corresponding Report No. 12, "Practical Treatment of Indication in the Statement of Income of the Portion of Pro-Forma Standard Taxation in Corporate Enterprise Taxes" (Business Accounting Standards Committee, dated February 13, 2004), ratio to added value and ratio to capital are appropriated in Selling, General & Admin. Expenses. In this connection, the amount appropriated in Selling, General & Admin. Expenses was ¥49,786 thousand.	—

Notes

(Notes Related to Interim Consolidated Balance Sheet)

At the end of previous interim consolidated accounting period (as of September 30, 2003)	At the end of current interim consolidated accounting period (as of September 30, 2004)	The previous consolidated fiscal year (as of March 31, 2004)
*1 Accumulated depreciation of tangible fixed assets: ¥17,844,854,000	*1 Accumulated depreciation of tangible fixed assets: ¥19,955,640	*1 Accumulated depreciation of tangible fixed assets: ¥18,830,660
*2 Assets provided as security and secured debt are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,217,998 (¥2,217,998) Machinery and equipment ¥1,032,730 (¥1,032,730) Tools and fixtures ¥37,964 (¥37,964) Land ¥258,342 (¥191,025) Total ¥3,547,036 (¥3,479,719)	*2 Assets provided as security and secured debt are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,855,113 (¥2,855,113) Machinery and equipment ¥1,834,525 (¥1,834,525) Tools and fixtures ¥45,926 (¥45,926) Land ¥258,342 (¥191,025) Total ¥4,993,907 (¥4,926,590)	*2 Assets provided as security and secured debt are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,966,224 (¥2,966,224) Machinery and equipment ¥2,073,856 (¥2,073,856) Tools and fixtures ¥52,020 (¥52,020) Land ¥258,342 (¥191,025) Total ¥5,350,444 (¥5,283,126)
Secured debt: (Thousands of yen) Short tem loans ¥150,000 (¥150,000) Current portion of long term loans payable within one year ¥24,000 (¥24,000) Long term loans ¥19,000 (¥19,000) Total: ¥193,000 (¥193,000)	Secured debt: (Thousands of yen) Short tem loans ¥150,000 (¥150,000) Current portion of long term loans payable within one year ¥6,000 (¥6,000) Long term loans ¥7,000 (¥7,000) Total: ¥163,000 (¥163,000)	Secured debt: (Thousands of yen) Short tem loans ¥150,000 (¥150,000) Current portion of long term loans payable within one year ¥6,000 (¥6,000) Long term loans ¥10,000 (¥10,000) Total: ¥166,000 (¥166,000)
The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Discounted amounts on notes receivable ¥14,038,000	3 —	3 —
4 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥58,000	4 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥10,000	4 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥34,000
Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.
5 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim consolidated accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	5 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim consolidated accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	5 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000

(Notes to Related Interim Consolidated Profit and Loss Statement)

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
*1. —	*1. Loss on sale of fixed assets was from the sale of machinery and delivery equipment and the amount was ¥24,662 thousand.	*1. —
*2. Tax effect accounting is applied to tax expenses by simplified method for the current interim consolidated accounting period. The adjusted amount of corporate income taxes, etc., are included in 'corporate income taxes, residential taxes and enterprise taxes'.	*2. Same as on the left.	*2. —

(Notes to Interim Consolidated Cash Flow Statement)

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets. (Thousands of yen) Cash and deposits ¥7,984,574 Fixed term deposits for a term longer than three months △¥4,465,572 Securities (Money Management Fund) ¥160,626 Cash and cash equivalents ¥3,679,628	Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets. (Thousands of yen) Cash and deposits ¥10,412,334 Fixed term deposits for a term longer than three months △¥5,745,032 Securities (Money Management Fund) ¥160,668 Cash and cash equivalents ¥4,827,970	Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets. (Thousands of yen) Cash and deposits ¥9,937,818 Fixed term deposits for a term longer than three months △¥5,595,032 Securities (Money Management Fund) ¥160,652 Cash and cash equivalents ¥4,503,437

(Notes Related to Leasing Transaction)

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	6,738	4,068	2,669
Tools and fixtures	197,078	119,892	77,185
Other	123,351	95,024	28,326
Total	327,167	218,985	108,181

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥47,343
More than 1 year	¥60,838
Total:	¥108,181

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

(1) Prepaid lease payments:	¥31,995
(2) Depreciation cost equivalent:	¥31,995

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	11,166	6,301	4,864
Tools and fixtures	110,661	53,063	57,598
Other	50,396	26,304	24,092
Total	172,224	85,669	86,555

(Note) Same as on the left.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥31,473
More than 1 year	¥55,081
Total:	¥86,555

(Note) Same as on the left.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

(1) Prepaid lease payments:	¥16,995
(2) Depreciation cost equivalent:	¥16,995

4. Method for calculating depreciation cost equivalent:

Same as on the left.

The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	11,166	5,184	5,981
Tools and fixtures	180,344	121,355	58,988
Other	77,772	60,841	16,930
Total	269,282	187,382	81,900

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥32,276
More than 1 year	¥49,623
Total:	¥81,900

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

(1) Prepaid lease payments:	¥58,498
(2) Depreciation cost equivalent:	¥58,498

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Notes Related to Securities)

Current interim consolidated accounting period (as of September 30, 2003)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	1,113,210	1,659,475	546,264
(2) Others	234,034	208,806	Δ25,227
Total	1,347,244	1,868,282	521,037

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
(1) Securities Held to Maturity	
Unlisted Foreign Securities	264,370
(2) Other Securities	
Money Management Fund	160,626
Unlisted Shares (excluding OTC shares)	263,986
Unlisted Foreign Securities	33,375

Previous interim consolidated accounting period (as of September 30, 2004)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	1,040,931	1,796,489	755,558
(2) Others	276,562	264,103	Δ12,458
Total	1,317,493	2,060,593	743,100

2. Major Non-bearing Market Value Securities

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Money Management Fund	160,668
Unlisted Shares (excluding OTC shares)	262,450
Unlisted Foreign Securities	263,188

Note: For the current interim consolidated accounting period, other securities not bearing market value were subject to impairment by ¥1,588 thousand.

In this connection, in impairment, with respect to securities not bearing market value, if the interest in the net asset value of the pertinent company dropped 50% or more from the acquisition cost at the end of period, the full amount was impaired, and if the interest dropped by 30% to 50%, impairment was made for the amount deemed necessary by the Company, taking into consideration the possibility of recovery.

Previous consolidated fiscal year (as of March 31, 2004)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
(1) Equity Shares	940,063	1,913,611	973,547
(2) Others	279,036	262,515	Δ16,521
Total	1,219,100	2,176,127	957,026

2. Major Non-bearing Market Value Securities

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Money Management Fund	160,652
Unlisted Shares (excluding OTC shares)	415,829
Unlisted Foreign Securities	166,990

Note: For the current interim consolidated accounting period, other securities not bearing market value were subject to impairment by ¥303,375 thousand.

In this connection, in impairment, with respect to securities not bearing market value, if the interest in the net asset value of the pertinent company dropped 50% or more from the acquisition cost at the end of period, the full amount was impaired, and if the interest dropped by 30% to 50%, impairment was made for the amount deemed necessary by the Company, taking into consideration the possibility of recovery.

(Derivative Transaction)

Previous interim consolidated accounting period (as of September 30, 2003)

No applicable matters except derivative transaction that are covered under hedge accounting.

Current interim consolidated accounting period (as of September 30, 2004)

No applicable matters except derivative transactions that are covered under hedge accounting.

At the end of previous consolidated fiscal year (As of March 31, 2004)

No applicable matters except derivative transactions that are covered under hedge accounting.

(Segment Information)

Segment Information by Business Category

Previous interim consolidated accounting period (April 1, 2003 through September 30, 2003)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	22,050,994	342,071	22,393,065	—	22,393,065
(2) Inter-segmental internal sales or transfers	17,695	—	17,695	(17,695)	—
Total	22,068,689	342,071	22,410,760	(17,695)	22,393,065
Operating expenses	18,730,337	323,666	19,054,004	(13,876)	19,040,128
Operating income	3,338,351	18,404	3,356,756	(3,819)	3,352,937

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

Current interim consolidated accounting period (April 1, 2004 through September 30, 2004)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	31,622,799	325,605	31,948,404	—	31,948,404
(2) Inter-segmental internal sales or transfers	9,362	—	9,362	(9,362)	—
Total	31,632,161	325,605	31,957,766	(9,362)	31,948,404
Operating expenses	25,890,648	303,912	26,194,560	2,405	26,196,965
Operating income	5,741,513	21,693	5,763,206	(11,767)	5,751,438

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials , etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

Previous consolidated fiscal year (April 1, 2003 through March 31, 2004)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	47,975,015	654,326	48,629,342	—	48,629,342
(2) Inter-segmental internal sales or transfers	27,114	—	27,114	(27,114)	—
Total	48,002,130	654,326	48,656,456	(27,114)	48,629,342
Operating expenses	40,499,820	622,867	41,122,687	(25,553)	41,097,134
Operating income	7,502,310	31,459	7,533,769	(1,561)	7,532,208

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and sales of industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

(Segment Information by Region)

There is no pertinent matter as the Arisawa Group has no consolidated subsidiary and overseas branch, located in countries or areas other than Japan in the previous interim consolidated accounting period (from April 1, 2003 to September 30, 2003), current interim consolidated accounting period (from April 1, 2004 to September 30, 2004) and the previous consolidated fiscal year (from April 1, 2003 to March 31, 2004).

(Overseas Sales)

Previous interim consolidated accounting period (April 1, 2003 through September 30, 2003)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	5,969,282	3,206,128	322,738	9,498,149
II Consolidated sales (Thousands of yen)				22,393,065
III Ratio of overseas sales in the consolidated sales (%)	26.7	14.3	1.4	42.4

Current interim consolidated accounting period (April 1, 2004 through September 30, 2004)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	10,898,823	3,209,700	597,863	14,706,387
II Consolidated sales (Thousands of yen)				31,948,404
III Ratio of overseas sales in the consolidated sales (%)	34.1	10.0	1.9	46.0

Previous consolidated fiscal year (April 1, 2003 through March 31, 2004)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	14,156,998	5,831,697	668,065	20,656,761
II Consolidated sales (Thousands of yen)				48,629,342
III Ratio of overseas sales in the consolidated sales (%)	29.1	12.0	1.4	42.5

Note: 1. *The regions are segmented by proximity.*
2. *The respective regions are composed of the following countries.*
Asia: Korea, China, Taiwan and Malaysia, etc.
North America: USA and Canada
3. *Overseas sales are the sales by the Submitting Company to respective regions (including indirect exports).*

(Per share information)

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
Net asset per share ¥1,064.41 Basic earnings per share for the interim period ¥73.25 Fully diluted earnings per share for the interim period ¥72.72	Net asset per share ¥1,151.12 Basic earnings per share for the interim period ¥124.75 Fully diluted earnings per share for the interim period ¥123.56	Net asset per share ¥1,174.57 Basic earnings per share for the current term ¥173.17 Fully diluted earnings per share for the current term ¥171.78 In this business year, a stock split was made and the per share information for the previous business year is as follows, on assumption that the stock split was made on the beginning of the previous business year. Net asset per share ¥993.36 Basic earnings per share for the current term ¥104.67 Fully diluted earnings per share for the current term ¥104.52

Note: 1. *The Company carried out a stock split during the previous interim consolidated accounting period. Per share information based on the assumption that the stock split was carried out on the first day of the last but one consolidated fiscal year is as follows:*

Last but one interim consolidated accounting period		Last but one consolidated fiscal year	
Net asset per share	¥938.85	Net asset per share	¥993.36
Basic earnings per share	¥44.91	Basic earnings per share	¥104.67
Fully diluted earnings per share	¥44.55	Fully diluted earnings per share	¥104.52

Note: 2. The Company carried out a stock split during the current interim consolidated accounting period. Per share information based on the assumption that the stock split was carried out on the first day of the previous consolidated fiscal year is as follows.

Previous interim consolidated accounting period		Previous consolidated fiscal year	
Net asset per share	¥967.33	Net asset per share	¥1,067.79
Basic earnings per share	¥66.53	Basic earnings per share	¥157.35
Fully diluted earnings per share	¥66.10	Fully diluted earnings per share	¥156.20

Note: 3. Basic earnings per share and fully diluted earnings per share are calculated on the basis of the following:

	The previous interim consolidated accounting period	The current interim consolidated accounting	The previous consolidated fiscal year
Basic earnings per share			
Net Profit (thousands of yen)	2,169,204	4,106,357	5,150,934
Amounts that are not attributable to common share holders (thousands of yen)	—	—	5,028
(of those, officers' bonuses by profit appropriation)	—	—	(5,028)
Net profit for common shares (thousands of yen)	2,169,204	4,106,357	5,145,906
Average number of shares during the term	29,615,385	32,916,724	29,716,442
Fully diluted earnings per share			
Adjusted amount of net profit (thousands of yen)	—	—	—
Increase in number of common shares	214,878	317,891	239,550
(Of those, number of new share subscription rights)	(214,878)	(317,891)	(239,550)
The outline of potential dilution includes no dilution in the calculation of earnings per share after dilution due to the absence of dilutive effects:	One type of new share subscription right under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (2,866 units). For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."	One type of new share subscription right under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (2,334 units). For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."	One type of new share subscription right under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (2,866 units). For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."

(Important matters after closing the accounts)

The previous interim consolidated accounting period (April 1, 2003 to September 30, 2003)	The current interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The previous consolidated fiscal year (April 1, 2003 to March 31, 2004)
The Company entered into a merger agreement (short-form merger) with Arisawa Optics, a 100% subsidiary of the Company, as of November 20, 2003. The summary of the merger agreement is stated in "Important matters after closing the accounts" in "2 Interim Financial Statements."	—	In accordance with the resolution by the board of directors held on February 19, 2004, the Company issued new shares by means of stock split as follows. 1. As of May 20, 2004, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 2,990,316 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2004 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2004 Per share information in the previous consolidated fiscal year based on the assumption that both the said stock split and the stock split carried out during the current consolidated fiscal year were made at the beginning of the previous year. Net assets per share ¥901.83 Basic earnings per share ¥95.02 Fully diluted earnings per share ¥94.89 Per share information in the previous consolidated fiscal year based on the assumption that the said stock split was carried out at the beginning of the current consolidated fiscal year Net assets per share ¥1,067.79 Basic earnings per share ¥157.35 Fully diluted earnings per share ¥156.20

(2) Other

No applicable matters

2. Interim Financial Statements, etc.

(1) Interim Financial Statements

1) Interim Balance Sheet

(Thousands of yen)

Item	Note	At the end of the previous interim accounting period (as of September 30, 2003)			At the end of the current interim accounting period (as of September 30, 2004)			Summary of balance sheet of the previous fiscal year (as of March 31, 2004)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Asset)										
I. Current Assets										
1. Cash and deposits		7,213,812			9,410,675			8,977,767		
2. Notes receivable		1,308,327			1,937,294			1,487,385		
3. Accounts receivable		7,646,796			10,789,142			8,550,244		
4. Inventories		4,101,806			5,294,631			4,165,888		
5. Deferred tax assets		493,298			939,992			939,992		
6. Other		1,521,258			1,319,091			1,245,735		
Allowance for doubtful accounts		Δ9,948			Δ14,275			Δ10,927		
Total Current Assets			22,275,351	53.0		29,676,552	56.4		25,356,086	54.2
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings	*1 *2	5,299,830			6,243,484			5,304,532		
(2) Machinery and equipment	*1 *2	4,700,775			6,954,559			6,099,997		
(3) Land	*2	1,407,391			1,407,391			1,407,391		
(4) Construction in progress		2,571,858			1,917,234			2,502,952		
(5) Others	*1 *2	489,141			580,441			498,158		
Total Tangible Fixed Assets		14,468,997			17,103,111			15,813,033		
2. Intangible Fixed Assets		39,340			133,709			149,648		
3. Investments and Other Assets										
(1) Investment securities		2,360,313			2,468,490			2,643,924		
(2) Stocks of affiliated companies		1,995,209			2,388,475			1,935,983		
(3) Deferred tax assets		26,361			—			—		
(4) Other		900,509			818,240			865,079		
Allowance for doubtful accounts		Δ14,216			Δ14,307			Δ19,741		
Total Investment and other Assets		5,268,177			5,660,899			5,425,245		
Total Fixed Assets			19,776,515	47.0		22,897,720	43.6		21,387,927	45.8
Total Assets			42,051,866	100.0		52,574,272	100.0		46,744,014	100.0

(Thousands of yen)

Item	Note	At the end of the previous interim accounting period (as of September 30, 2003)			At the end of the current interim accounting period (as of September 30, 2004)			Summary of balance sheet of the previous fiscal year (as of March 31, 2004)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable		4,444,791			5,580,572			4,474,039		
2. Accounts payable		4,639,876			6,831,698			5,051,880		
3. Short-term loans payable	*2	190,000			190,000			190,000		
4. Corporate income taxes, etc., payable		1,133,696			2,227,157			2,112,387		
5. Notes payable re facilities		1,361,471			1,806,709			1,410,457		
6. Reserve for bonuses		1,432,633			2,458,157			1,612,263		
7. Other	*5	1,592,867			1,446,618			1,912,379		
Total Current Liabilities			14,795,337	35.2		20,540,913	39.1		16,763,407	35.9
II. Fixed Liabilities										
1. Deferred tax liabilities		—			3,455			83,919		
2. Reserve for officers' retirement bonuses		128,026			—			136,816		
3. Reserve for retirement allowance		174,408			—			109,176		
4. Other		13,336			251,640			13,938		
Total Fixed Liabilities			315,771	0.7		255,095	0.5		343,851	0.7
Total Liabilities			15,111,108	35.9		20,796,008	39.6		17,107,258	36.6
(Shareholders' Equity)										
I. Amount of capital			6,698,400	15.9		6,882,063	13.1		6,802,636	14.6
II. Capital surplus										
1. Capital reserve		5,810,553			5,994,118			5,914,708		
Total of capital surplus			5,810,553	13.8		5,994,118	11.4		5,914,708	12.7
III. Earned surplus										
1. Earned surplus reserve		748,262			748,262			748,262		
2. Voluntary reserve		11,012,298			12,709,643			11,012,298		
3. Interim (current) unappropriated profit		2,423,783			5,121,135			4,665,837		
Total earned surplus			14,184,344	33.8		18,579,041	35.3		16,426,398	35.1
IV. Other revaluation balance of securities			300,058	0.7		435,443	0.8		553,951	1.2
V. Treasury Stocks			Δ52,598	Δ0.1		Δ112,403	Δ0.2		Δ60,939	Δ0.2
Total Shareholders' Equity			26,940,758	64.1		31,778,264	60.4		29,636,755	63.4
Total of liabilities and shareholders' equities			42,051,866	100.0		52,574,272	100.0		46,744,014	100.0

2) Interim Profit and Loss Statement

(Thousands of yen)

		The previous interim accounting period (April 1, 2003 to September 30, 2003)			The current interim accounting period (April 1, 2004 to September 30, 2004)			Summary of profit and loss statement of the previous fiscal year (April 1, 2003 to March 31, 2004)		
Item	Note	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
I. Sales			20,723,331	100.0		30,143,295	100.0		45,267,009	100.0
II. Cost of Goods Sold			16,063,219	77.5		22,762,738	75.5		34,896,870	77.1
Gross Profit on Sales			4,660,111	22.5		7,380,556	24.5		10,370,138	22.9
III. Selling, General & Admin. Expenses			1,618,973	7.8		2,109,237	7.0		3,389,235	7.5
Operating Income			3,041,137	14.7		5,271,319	17.5		6,980,902	15.4
IV. Non-operating Revenue	*1		470,854	2.3		590,354	2.0		823,134	1.8
V. Non-operating Expenses	*2		259,997	1.3		170,814	0.6		551,358	1.2
Ordinary Profit			3,251,994	15.7		5,690,858	18.9		7,252,679	16.0
VI. Extraordinary Profit	*3		—	—		184	0.0		155,666	0.3
VII. Extraordinary Loss	*4		336,649	1.6		36,660	0.1		336,977	0.7
Interim (current) net profit before taxes			2,915,344	14.1		5,654,383	18.8		7,071,368	15.6
Corporate income taxes, resident taxes and business taxes payable	*6	1,170,951			2,216,875			3,309,000		
Adjusted amount of corporate income taxes, etc.	*6	—	1,170,951	5.7	—	2,216,875	7.4	Δ508,801	2,800,198	6.2
Interim (current) net income			1,744,393	8.4		3,437,507	11.4		4,271,170	9.4
Profit carried forward from the previous term			679,390			1,683,628			679,390	
Assumed amount of unappropriated losses from merger			—			—			Δ284,722	
Unappropriated regained earnings at the end of interim period (year)			2,423,783			5,121,135			4,665,837	

Important basic matters for preparing Interim Financial Statements

The previous interim accounting period (April 1, 2003 to September 30, 2003)	The current interim accounting period (April 1, 2004 to September 30, 2004)	The previous fiscal year (April 1, 2003 to March 31, 2004)
1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Valued at cost using the gross average method (b) Securities held to maturity: Amortized cost method (straight line method) (c) Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Valued by the gross average method at cost. (2) Derivatives: Valued at the current price. (3) Inventories: Finished goods/Semi-finished goods/Work in progress: Cost method using first-in, first-out method. Raw materials/Stores: Cost method using gross average method.	1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Same as on the left. (b) Other Securities: Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.	1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Same as on the left. (b) Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.
2. Depreciation method for fixed assets (1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings & structures: 15 - 31 years Machinery & equipment: 8 - 9 years (2) Intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2. Depreciation method for fixed assets (1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.	2. Depreciation method for fixed assets (1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.
3. Posting standard for allowances: (1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as on the left.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as on the left.

The previous interim accounting period (April 1, 2003 to September 30, 2003)	The current interim accounting period (April 1, 2004 to September 30, 2004)	The previous fiscal year (April 1, 2003 to March 31, 2004)
(2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period are booked as reserve based on estimation. (3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. (4) Reserve for officers' retirement bonuses In order to prepare for officers' retirement bonuses, the amount to be paid to officers upon their retirements by the end of the interim accounting period pursuant to internal rules is appropriated.	(2) Reserve for bonuses Same as on the left. (3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥29,886 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits. (4) Reserve for officers' retirement bonuses In preparation for expenses of officers' retirement bonuses, the Company has appropriated a reserve for the required payment under the by-laws, but by a resolution adopted at the 56th general meeting of shareholders, the Company abolished the officers' retirement bonuses in June 2004. Officers' retirement bonuses for the period of service until June 2004 shall be paid at the time of retirement of each officer and are included in "Other" of Fixed Liabilities.	(2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year. (3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. (4) Reserve for officers' retirement bonuses In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements by the end of the term pursuant to the internal rules is appropriated.
4. Standards for converting foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim accounting period, and the difference in conversion is entered as income or loss.	4. Standards for converting foreign currency denominated assets and liabilities into yen Same as on the left.	4. Standards for converting foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted at the spot exchange rate, etc., on the closing day of the term, and the difference in conversion is entered as income or loss.
5. Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	5. Treatment of leasing transactions Same as on the left.	5. Treatment of leasing transactions Same as on the left.

The previous interim accounting period (April 1, 2003 to September 30, 2003)	The current interim accounting period (April 1, 2004 to September 30, 2004)	The previous fiscal year (April 1, 2003 to March 31, 2004)
6. Other important matters for preparation of interim consolidated financial statements (1) Method for treatment of deferred assets All costs for new share issuance are treated as costs at the time of expenditure. (2) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses.	6. Other important matters for preparation of interim consolidated financial statements (1) Method for treatment of deferred assets Same as on the left. (2) Accounting treatment of consumption tax, etc. Same as on the left.	6. Other important matters for preparation of interim consolidated financial statements (1) Method for treatment of deferred assets Same as on the left. (2) Accounting treatment of consumption tax, etc. Same as on the left.

Additional Information

The previous interim accounting period (April 1, 2003 to September 30, 2003)	The current interim accounting period (April 1, 2004 to September 30, 2004)	The previous fiscal year (April 1, 2003 to March 31, 2004)
—	(Indication in the statement of income of the portion of pro forma standard taxation in corporate enterprise taxes) From the current interim consolidated accounting period, in compliance with the Practice Corresponding Report No. 12, "Practical Treatment of Indication in the Statement of Income of the Portion of Pro-Forma Standard Taxation in Corporate Enterprise Taxes" (Business Accounting Standards Committee, dated February 13, 2004), ratio to added value and ratio to capital are appropriated in Selling, General & Admin. Expenses. In this connection, the amount appropriated in Selling, General & Admin. Expenses was ¥49,786 thousand.	—

Notes

(Notes on Interim Balance Sheet)

The previous interim accounting period (as of September 30, 2003)	The current interim accounting period (as of September 30, 2004)	The previous fiscal year (as of March 31, 2004)
*1. Accumulated depreciation of tangible fixed assets: ¥16,599,092,000	*1. Accumulated depreciation of tangible fixed assets: ¥18,682,825,000	*1. Accumulated depreciation of tangible fixed assets: ¥17,567,077,000
*2. The assets mortgaged as security and secured debt are as follows:	*2. The assets mortgaged as security and secured debt are as follows:	*2. The assets mortgaged as security and secured debt are as follows:
The assets mortgaged as securities: (Thousands of yen)	The assets mortgaged as securities: (Thousands of yen)	The assets mortgaged as securities: (Thousands of yen)
Buildings ¥2,130,926 (¥2,130,926)	Buildings ¥2,780,472 (¥2,780,472)	Buildings ¥2,885,239 (¥2,885,239)
Structures ¥87,071 (¥87,071)	Structures ¥74,641 (¥74,641)	Structures ¥80,985 (¥80,985)
Machinery and equipment ¥1,032,730 (¥1,032,730)	Machinery and equipment ¥1,834,525 (¥1,834,525)	Machinery and equipment ¥2,073,856 (¥2,073,856)
Tools and fixtures ¥37,964 (¥37,964)	Tools and fixtures ¥45,926 (¥45,926)	Tools and fixtures ¥52,020 (¥52,020)
Land ¥258,342 (¥191,025)	Land ¥258,342 (¥191,025)	Land ¥258,342 (¥191,025)
Total ¥3,547,036 (¥3,479,719)	Total ¥4,993,907 (¥4,926,590)	Total ¥5,350,444 (¥5,283,126)
Secured debt: (Thousands of yen)	Secured debt: (Thousands of yen)	Secured debt: (Thousands of yen)
Short-term loans ¥150,000 (¥150,000)	Short-term loans ¥150,000 (¥150,000)	Short-term loans ¥150,000 (¥150,000)
- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3. Liabilities on guarantee	3. Liabilities on guarantee	3. Liabilities on guarantee
(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions	(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions	(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions
(Thousands of yen)	(Thousands of yen)	(Thousands of yen)
Polatechno Co., Ltd. ¥58,000	Polatechno Co., Ltd. ¥10,000	Polatechno Co., Ltd. ¥34,000
Arisawa Optics Co., Ltd. ¥24,000	Eagle Co., Ltd. ¥13,000	Eagle Co., Ltd. ¥16,000
Eagle Co., Ltd. ¥19,000	Total ¥23,000	Total ¥50,000
Total ¥101,000		
Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.
(2) Liabilities on guarantee for affiliated companies' liabilities for stocking from the customer companies:	(2) Liabilities on guarantee for affiliated companies' liabilities for stocking from the customer companies:	(2) Liabilities on guarantee for affiliated companies' liabilities for stocking from the customer companies:
(Thousands of yen)	(Thousands of yen)	(Thousands of yen)
Arisawa Kenpan Co., Ltd. ¥11,675	Arisawa Kenpan Co., Ltd. ¥13,121	Arisawa Kenpan Co., Ltd. ¥6,561

The previous interim accounting period (as of September 30, 2003)	The current interim accounting period (as of September 30, 2004)	The previous fiscal year (as of March 31, 2004)
4. We have executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	4. We have executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the interim accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	4. We have executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current fiscal year: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000
*5. Consumption tax payable and consumption tax receivable are offset and the after-the-offset amounts are included in the 'Other' category of current liabilities.	*5. Same as on the left.	*5. —

(Notes to Interim Profit and Loss Statements)

The previous interim accounting period (April 1, 2003 to September 30, 2003)	The current interim accounting period (April 1, 2004 to September 30, 2004)	The previous fiscal year (April 1, 2003 to March 31, 2004)
*1. Important items of non-operating revenues: (Thousands of yen) Interest received ¥19,686 Rents ¥221,696	*1. Important items of non-operating revenues: (Thousands of yen) Interest received ¥19,439 Rents ¥305,124	*1. Important items of non-operating revenues: (Thousands of yen) Interest received ¥42,096 Rents ¥388,988
*2. Important items of non-operating expenses: (Thousands of yen) Interest payable ¥1,536 Rent expenses ¥139,706	*2. Important items of non-operating expenses: (Thousands of yen) Interest payable ¥1,172 Rent expenses ¥111,240	*2. Important items of non-operating expenses: (Thousands of yen) Interest payable ¥3,042 Rent expenses ¥280,240
*3. —	*3. —	*3. Important items of extraordinary profit: (Thousands of yen) Profit on sale of investment securities ¥155,490
*4. Important items of extraordinary loss: (Thousands of yen) Valuation loss on investment securities ¥300,307	*4. —	*4. Important items of extraordinary loss: (Thousands of yen) Valuation loss on investment securities ¥303,375
5. Depreciation costs posted (Thousands of yen) Tangible fixed assets ¥801,707 Intangible fixed assets ¥3,862 Total ¥805,569	5. Depreciation costs posted (Thousands of yen) Tangible fixed assets ¥1,171,999 Intangible fixed assets ¥15,938 Total ¥1,187,938	5. Depreciation costs posted (Thousands of yen) Tangible fixed assets ¥1,904,890 Intangible fixed assets ¥10,067 Total ¥1,914,958
*6. Tax effect accounting is applied to tax expenses by simplified method for the current interim accounting period. The adjusted amount of corporate income taxes, etc., are included in 'corporate income taxes, residential taxes and enterprise taxes.	*6. Same as on the left.	*6. —

(Notes on Leasing Transactions)

The previous interim accounting period (April 1, 2003 to September 30, 2003)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	159,716	90,697	69,018
Other	89,553	65,169	24,383
Total	249,269	155,866	93,402

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥38,331
More than 1 year	¥55,071
Total	¥93,402

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

Prepaid lease payments:	¥24,193
Depreciation cost equivalent:	¥24,193

4. Method for calculating depreciation cost equivalent:
   The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

The current interim accounting period (April 1, 2004 to September 30, 2004)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	100,227	47,074	53,152
Other	50,396	26,304	24,092
Total	150,624	73,379	77,245

(Note) Same as on the left.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥27,987
More than 1 year	¥49,257
Total	¥77,245

(Note) Same as on the left.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

Prepaid lease payments:	¥14,155
Depreciation cost equivalent:	¥14,155

4. Method for calculating depreciation cost equivalent:
   Same as on the left.

The previous fiscal year (April 1, 2003 to March 31, 2004)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	156,752	103,369	53,382
Other	43,974	27,607	16,366
Total	200,726	130,976	69,749

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥27,664
More than 1 year	¥42,084
Total	¥69,749

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

Prepaid lease payments:	¥43,639
Depreciation cost equivalent:	¥43,639

4. Method for calculating depreciation cost equivalent:
   Same as on the left.

(Securities Related)

There are no securities of subsidiaries and affiliates bearing market values at the end of the previous interim accounting period (September 30, 2003).

End of Current Interim Accounting Period (September 30, 2004)

Securities of subsidiaries and affiliated companies bearing the market values

(Thousands of yen)

	Amount appropriated in interim balance sheet	Market value	Difference
Securities of affiliated companies	895,525	1,965,151	1,069,625

End of Previous Fiscal Year Period (March 31, 2004)

Securities of subsidiaries and affiliated companies bearing the market values

(Thousands of yen)

	Amount appropriated in balance sheet	Market value	Difference
Securities of affiliated companies	443,033	2,319,840	1,876,806

(Important matters after closing the accounts)

<table>
<tr><th>The previous interim accounting period (April 1, 2003 to September 30, 2003)</th><th>The current interim accounting period (April 1, 2004 to September 30, 2004)</th><th>The previous fiscal year (April 1, 2003 to March 31, 2004)</th></tr>
<tr><td>The Company entered into merger agreement (short-form merger) with Arisawa Optics, a 100% subsidiary of the Company, as of November 20, 2003. The summary of the merger agreement is as follows.
1. Purpose of Merger
For the purpose of reorganizing the business organization for efficient organization operations and synergistic effects of technology in the display business by the Company buying out Arisawa Optics Co., Ltd., a wholly owned subsidiary.
2. Date of Merger
February 1, 2004
3. Merger Method, etc.
In accordance with the buying out in which the Company is a surviving company, and Arisawa Optics Co., Ltd. will be dissolved. The Company holds 100% of the shares of Arisawa Optics Co., Ltd. and issue of new shares and capital increase will not be made in connection with the merger.
4. Succession of Property
As of the date of merger, the Company succeeds any and all assets and liabilities and rights and obligations of Arisawa Optics Co., Ltd. In this connection, financial condition of Arisawa Optics as of November 30, 2003 was as follows.
Total assets ¥388,825,000
Total liabilities ¥357,143,000
Total shareholders' equity ¥31,681,000</td><td>—</td><td>—</td></tr>
<tr><td>—</td><td>—</td><td>In accordance with the resolution by the board of directors held on February 19, 2004, the Company issued new shares by means of a stock split as follows.
1. As of May 20, 2004, one share is split into 1.1 shares.
(1) Number of shares to be increased by the split
Common stock: 2,990,316 shares
(2) Split Method
Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2004 shall be split by the ratio of 1.1 shares per share.
2. Initial Date in Reckoning Dividend
April 1, 2004</td></tr>
</table>

(2) Other

No applicable matters

6. Reference Information on the Submitting Company

The Company submitted the following documents to authorities during the period from the first day of the current interim accounting period through the date for filing interim financial statements.

(1) Securities Report and the attached documents
Fiscal year (the 56th term)
April 1, 2003 through March 31, 2004
Submitted to the Chief of the Kanto Local Finance Bureau on June 30, 2004.

(2) Securities Registration Statement and the attached documents
Submitted to the Chief of the Kanto Local Finance Bureau on July 20, 2004.
The above is the securities registration statement prepared in accordance with the new share issuance.

(3) Amendment to the Securities Registration Statement and attached documents
Submitted to the Chief of the Kanto Local Finance Bureau on August 4, 2004.
This is the amendment report to the Securities Registration Statement submitted on July 20, 2004 due to a firm decision of the issue price and the amount transferred to the capital account.

PART II. INFORMATION ON GUARANTY COMPANIES OF THE SUBMITTING COMPANY, ETC.

No applicable matters.

Interim Audit Report of Independent Audit Corporation

December 21, 2004

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Designated and Managing Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Designated and Managing Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Managing Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, this audit corporation audited the interim consolidated financial statements for the interim consolidated accounting period (from April 1, 2004 to September 30, 2004) of the consolidated fiscal year from April 1, 2004 to March 31, 2005; that is, the interim consolidated balance sheet, the interim consolidated profit and loss statement, the interim consolidated earned surplus statement and interim consolidated cash flow statement, all of which are listed in the "State of Accounting" of Arisawa Manufacturing Co., Ltd. Preparation of these interim consolidated financial statements shall be the responsibility of the management and the responsibility of this audit corporation is to present our opinions on the interim consolidated financial statements from an independent standpoint.

This audit corporation implemented the interim audit in accordance with the standards for interim audit in Japan. The standards for interim audit require this audit corporation to obtain a reasonable assurance of whether there is any material falsely represented in the whole interim consolidated statements that might prejudice the judgment of investors in relation to beneficial information in the interim consolidate financial statements. The interim audit was implemented in accordance with the audit procedures mainly consisting of analytical procedures, and applying additional audit procedures as appropriate. This audit corporation determines that we were able to obtain a reasonable foundation for presenting our opinions on the interim consolidated financial statements as a result of the interim audit.

This audit corporation recognizes and certifies that the said interim consolidated financial statements present beneficial information regarding the financial position as of September 30, 2004 and the results of operations and cash flows for the interim consolidated accounting period ending as of September 30, 2004 (from April 1, 2004 to September 30, 2004) of Arisawa Manufacturing Co., Ltd. and its consolidated subsidiaries, conforming to the generally accepted standards for preparation of interim consolidated financial statements in Japan.

There exists no special interest between the Company and this audit corporation or the managing partners to be stated under the provisions of the Certified Public Accountant Law.

<u>**Interim Audit Report of Independent Audit Corporation**</u>

December 18, 2003

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative and Responsible Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative and Responsible Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Responsible Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, this audit corporation audited the interim consolidated financial statements for the interim consolidated accounting period (from April 1, 2003 to September 30, 2003) of the consolidated fiscal year from April 1, 2003 to March 31, 2004; that is, the interim consolidated balance sheet, the interim consolidated profit and loss statement, the interim consolidated earned surplus statement and interim consolidated cash flow statement, all of which are listed in the "State of Accounting" of Arisawa Manufacturing Co., Ltd. Preparation of these interim consolidated financial statements shall be the responsibility of the management and the responsibility of this audit corporation is to present our opinions on the interim consolidated financial statements from an independent standpoint.

This audit corporation implemented the interim audit in accordance with the standards for interim audit in Japan. The standards for interim audit require this audit corporation to obtain a reasonable assurance of whether there is any material falsely represented in the whole interim consolidated statements that might prejudice the judgment of investors in relation to beneficial information in the interim consolidate financial statements. The interim audit was implemented in accordance with the audit procedures mainly consisting of analytical procedures, and applying additional audit procedures as appropriate. This audit corporation determines that we were able to obtain a reasonable foundation for presenting our opinions on the interim consolidated financial statements as a result of the interim audit.

This audit corporation recognizes and certifies that the said interim consolidated financial statements present beneficial information regarding the financial position as of September 30, 2003 and the results of operations and cash flows for the interim consolidated accounting period ending as of September 30, 2003 (from April 1, 2003 to September 30, 2003) of Arisawa Manufacturing Co., Ltd. and its consolidated subsidiaries, conforming to the generally accepted standards for preparation of interim consolidated financial statements in Japan.

There exists no special interest between the Company and this audit corporation or the responsible partners to be stated under the provisions of the Certified Public Accountant Law.

Interim Audit Report of Independent Audit Corporation

December 21, 2004

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Designated and Managing Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Designated and Managing Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Managing Partner, Certified Public Accountant

This audit corporation implemented interim audit of the interim financial statements, including the interim balance sheet and interim profit and loss statement for the interim accounting period (from April 1, 2004 to September 30, 2004) of the 57th business year, from April 1, 2004 to March 31, 2005, of Arisawa Manufacturing Co., Ltd., which are stated in "State of Accounting," for the purpose of audit certification in compliance with the provisions in Article 193-2 of the Securities and Exchange Law. Preparation of these interim financial statements shall be the responsibility of the management and the responsibility of this audit corporation is to present our opinions on the interim financial statements from an independent standpoint.

This audit corporation implemented the interim audit in accordance with the standards for interim audit in Japan. The standards for interim audit require this audit corporation to obtain a reasonable assurance of whether there is any material falsely represented in the whole interim statements that might prejudice the judgment of investors in relation to beneficial information in the interim consolidate financial statements. The interim audit was implemented in accordance with the audit procedures mainly consisting of analytical procedures, and applying additional audit procedures as appropriate. This audit corporation determines that we were able to obtain a reasonable foundation for presenting our opinions on the interim financial statements as a result of the interim audit.

This audit corporation recognizes and certifies that the said interim financial statements present the beneficial information regarding the financial position as of September 30, 2004 and the results of operations for the interim accounting period ending as of September 30, 2004 (from April 1, 2004 to September 30, 2004) of Arisawa Manufacturing Co., Ltd., conforming to the generally accepted standards for preparation of interim financial statements in Japan.

There exists no special interest between the Company and this audit corporation or the managing partners to be stated under the provisions of the Certified Public Accountant Law.

Interim Audit Report of Independent Audit Corporation

December 18, 2003

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative and Responsible Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative and Responsible Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Responsible Partner, Certified Public Accountant

This audit corporation implemented interim audit of the interim financial statements, including the interim balance sheet and interim profit and loss statement for the interim accounting period (from April 1, 2003 to September 30, 2003) of the 56th business year, from April 1, 2003 to March 31, 2004, of Arisawa Manufacturing Co., Ltd., which are stated in "State of Accounting," for the purpose of audit certification in compliance with the provisions in Article 193-2 of the Securities and Exchange Law. Preparation of these interim financial statements shall be the responsibility of the management and the responsibility of this audit corporation is to present our opinions on the interim financial statements from an independent standpoint.

This audit corporation implemented the interim audit in accordance with the standards for interim audit in Japan. The standards for interim audit require this audit corporation to obtain a reasonable assurance of whether there is any material falsely represented in the whole interim statements that might prejudice the judgment of investors in relation to beneficial information in the interim consolidate financial statements. The interim audit was implemented in accordance with the audit procedures mainly consisting of analytical procedures, and applying additional audit procedures as appropriate. This audit corporation determines that we were able to obtain a reasonable foundation for presenting our opinions on the interim financial statements as a result of the interim audit.

This audit corporation recognizes and certifies that the said interim financial statements present the beneficial information regarding the financial position as of September 30, 2003 and the results of operations for the interim accounting period ending as of September 30, 2003 (from April 1, 2003 to September 30, 2003) of Arisawa Manufacturing Co., Ltd., conforming to the generally accepted standards for preparation of interim financial statements in Japan.

There exists no special interest between the Company and this audit corporation or the responsible partners to be stated under the provisions of the Certified Public Accountant Law.